CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”, “we”, “us”, and “our”) should be read in conjunction with our interim consolidated financial statements for the three-month and six-month periods ended June 30, 2010 and June 30, 2009, and our audited annual consolidated financial statements for the year ended December 31, 2009 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”).  Information on the impact of Canadian GAAP on our interim consolidated earnings and consolidated balance sheets is presented in note 20, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” of our interim consolidated financial statements for the three-months and six-months ended June 30, 2010.  Additional information about the Company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, EBITDA, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow.  Management believes that these non-GAAP measures are useful in evaluating the performance of the Company and its business segments.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in Section 8, “Non-GAAP Measures”.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.  Use of these symbols is in accordance with industry practice.

The information in this report is as at July 29, 2010, which is the date of filing in conjunction with our press release announcing our results for the second quarter of 2010.  Disclosure contained in this document is current to July 29, 2010, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements including those under the headings “Strategy Update”, “Liquidity and Capital Resources” “Contingent Liabilities”, “Risks and Uncertainties”, and “Outlook”.  Forward-looking statements are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for our products, product prices and advertising levels, production volumes, future cash flows and liquidity, currency rates, covenant compliance, severance obligations, strength of markets, availability of fibre, curtailment of operations, and the impact of labour disruptions affecting suppliers.  These forward-looking statements can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of these statements.  These forward-looking statements reflect our current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action as well as other factors we believe are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit we will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including:

•	the impact of general economic conditions in the United States, Canada and other countries in which we do business;
•	market conditions and demand for our products and the outlook for inventories, production and pricing;
•	declines in advertising and circulation;
•	expected cash flows, capital expenditures and completion of capital projects;
•	our ability and that of our agents to sell our products in export markets;
•	the implementation of trade restrictions and sanctions in jurisdictions we market our products;
•	business strategies and measures to implement strategies;
•	our history of losses;
•	the cyclical nature of our business;
•	the effects of intense competition;
•	competitive strengths, goals, expansion and growth of our business and operations;
•	shifts in industry capacity;
•	fluctuations in foreign exchange or interest rates;
•	our ability to successfully obtain cost savings from our cost reduction initiatives;
•	labour unrest;
•	fluctuations in the availability and cost of raw materials, including fibre and energy;
•	implementation of environmental legislation requiring capital for operational changes;
•	the availability of qualified personnel or management;
•	the outcome of certain litigation or disputes;
•	conditions in the capital markets and our ability to obtain financing and refinance existing debt; and
•	other factors beyond our control.

Additional information concerning these and other factors can be found in Section 12 of this MD&A under the heading "Risks and Uncertainties".  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.	OVERVIEW AND HIGHLIGHTS

Business Overview

We are the largest producer of mechanical printing papers in western North America and we also produce NBSK pulp.  Our business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.  Specialty printing papers include lightweight coated, uncoated mechanical, and directory paper.  We are the only producer of lightweight coated paper in western North America.  We currently operate five pulp and paper mills, four of which are located in British Columbia in Crofton, Port Alberni, Powell River, and Campbell River (“Elk Falls”) and a 100% recycled paper mill located in Snowflake, Arizona.  On July 6, 2010, we announced the permanent closure of our Elk Falls mill to take effect in September 2010 which will remove 153,000 tonnes of specialty printing papers capacity and 373,000 tonnes of newsprint capacity on an annualized basis, as well as the permanent closure of our paper recycling facility in Coquitlam.  Our combined annual production capacity will decrease from 2,507,000 tonnes to 1,981,000 tonnes of pulp and paper product.  Additional information related to our business segments, product profile, production capacity by mill location and product line, and our geographic sales distribution is provided on pages 9 to 13 of our 2009 Annual Report.  Our production capacity by mill and product line, reflecting the closure of our Elk Falls mill, is summarized in the following chart:

CAPACITY BY MILL LOCATION AND PRODUCT LINE 1
		Specialty printing papers 1			Newsprint 1	Pulp		Total
Mill location	Number of paper machines	Uncoated mechanical	Lightweight coated	Directory	Newsprint	NBSK pulp
Crofton, B.C. 2	3	-	-	183,000	234,000	403,000	3	820,000
Port Alberni, B.C.	2	-	231,000	112,000	-	-		343,000
Powell River, B.C.	3	368,000	-	-	104,000	-		472,000
Snowflake, Arizona	2	65,000	-	-	281,000	-		346,000
Total capacity (tonnes)		433,000	231,000	295,000	619,000	403,000		1,981,000
% of total capacity		22%	12%	15%	31%	20%		100%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
We have indefinitely curtailed the No. 1 paper machine at Crofton, removing the equivalent of 140,000 tonnes of newsprint production on an annualized basis.  The capacity and number of machines noted in the above table have not been adjusted to reflect this indefinite curtailment.

3	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.

Second Quarter Overview

Our results for the second quarter were negatively affected by impairment, severances and other closure charges of $302.0 million related to the Elk Falls mill and the Coquitlam paper recycling facility.  Excluding these specific charges, our results improved modestly compared to the first quarter as a result of higher pulp production levels and improved pulp and paper prices in Q2.  Compared to the same quarter of last year, our results continued to be adversely affected by the strength of the Canadian dollar, rising input costs and lower year-over-year paper prices.

Financial Performance

The Company recorded a net loss attributable to the Company and a net loss attributable to the Company before specific items of $368.4 million and $43.9 million, respectively, in Q2 compared to $44.1 million and $37.6 million, respectively, in Q1.  EBITDA and EBITDA before specific items were negative $0.4 million and $10.5 million, respectively, in Q2 compared to negative $16.2 million and negative $2.1 million in Q1.

Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)
	2010			2009 1
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$572.7	$299.4	$273.3	$1,223.5	$295.0	$266.9	$300.7	$360.9

Operating earnings (loss)	(372.8)	(323.9)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8

EBITDA 2	(16.6)	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items 2	8.4	10.5	(2.1)	141.1	15.5	25.9	26.6	73.1

Net earnings (loss) attributable to the Company	(412.5)	(368.4)	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 2	(81.5)	(43.9)	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4

EBITDA margin 2	(2.9%)	(0.1%)	(5.9%)	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items 2	1.5%	3.5%	(0.8%)	11.5%	5.3%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(1.08)	$(0.96)	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
– before specific items 2	(0.21)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

(In thousands of tonnes)
Sales	788.7	404.5	384.2	1,494.9	395.7	346.4	358.9	393.9
Production	778.2	403.0	375.2	1,475.4	404.4	348.5	330.9	391.6

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 8, “Non-GAAP Measures.”

Market Overview

North American demand for our coated and uncoated mechanical grades continued to recover compared to weak demand levels of a year ago.  Demand for directory paper remained weak, while newsprint demand was flat for the quarter.  Overall, market conditions improved for all paper grades due to stabilizing North American demand, strong export shipments, and relatively low inventory levels.  Benchmark paper prices improved modestly for all of our grades other than directory grades where benchmark prices remained stable.  Nevertheless, overall business conditions remained challenging, and high levels of newsprint production curtailment continued in Q2.

* Uncoated mechanical is comprised of high-gloss and standard grades.

Led by strong demand from North America and Europe, NBSK pulp shipments increased quarter-over-quarter and year-over-year and inventories remained at relatively low levels.  Global pulp shipments fell by 4.1% for the quarter compared to last year due in part to supply disruptions.  Industry operating rates remained high in Q2, enabling us to bring our pulp operations back to full production capacity in late April.  NBSK pulp benchmark prices continued to improve in Q2.

Production Curtailment

The Elk Falls paper machines and the No. 1 paper machine at Crofton remained indefinitely curtailed throughout the quarter.

Q2 2010 production curtailment (thousands of tonnes)	Specialty printing papers	Newsprint	Market pulp	Total
Crofton	–	34.9	7.2	42.1
Elk Falls	38.0	93.1	–	131.1
Total	38.0	128.0	7.2	173.2
Curtailment as a % of total capacity 1	14%	52%	8%	28%

1	Total capacity includes Elk Falls mill capacity of 153,000 tonnes of specialty printing papers and 373,000 tonnes of newsprint on an annualized basis.

Permanent Closure of the Elk Falls Mill and the Coquitlam Paper Recycling Facility

As a result of our announcement on July 6, 2010 related to the closure of the Elk Falls mill and the Coquitlam paper recycling facility, we recorded a $302.0 million charge for impairment, severances, and other closure costs in Q2.  The decision to close the Elk Falls mill was made in light of weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs.  The charge was comprised of asset-impairment and closure costs of $292.3 million and $9.7 million in related severance costs associated with approximately 120 Elk Falls mill employees who will be impacted by the closure of this mill.  The Coquitlam paper recycling facility was indefinitely idled in mid-February and the related severance costs for affected employees were recorded in Q1.

The fixed costs associated with continuing to maintain these sites while production has been fully curtailed were approximately $11 million for the six-month period ended June 30, 2010.  These closures are expected to deliver cost savings beginning in Q3.  Annualized fixed cost savings of approximately $13 million are expected in 2011, with the balance of the savings realized as we dispose of the assets at these facilities.  Going forward, these closures will improve the viability of our business and will allow us to move forward with greater certainty in terms of our sales and product development strategies.

Property Tax Dispute

We continue to pursue a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate.  Our actions both through the courts and through discussions with governments are summarized on pages 15 and 16 of our 2009 Annual Report.  On April 22, 2010, the B.C. Court of Appeal dismissed our appeal of the 2009 property taxes assessed by the District of North Cowichan, declining to strike-down the North Cowichan by-law.  We have filed for leave to appeal this decision to the Supreme Court of Canada.  On June 7, 2010, we also filed a petition with the Supreme Court of B.C. with respect to the 2010 property taxes levied by the District of North Cowichan.  All outstanding taxes, penalties and interest relating to 2009 property taxes have been paid.

On June 14, 2010, the Company filed a petition with the B.C. Supreme Court with respect to the Strathcona Regional District portion of the property taxes collected by the City of Campbell River for 2010.  In December 2009, the Supreme Court of B.C. had ruled in favour of the Company for the 2009 Strathcona Regional District portion of the provincial property taxes, stating that these regional taxes were calculated incorrectly.  Despite this ruling, the City of Campbell River calculated the 2010 regional taxes in the same manner as it had employed in 2009.

A total of $19.2 million in municipal and provincial property taxes for 2010 was levied by the four B.C. municipalities where we have mills.  On July 2, 2010, we paid the full amount of property taxes levied of $12.8 million to three of the four B.C. municipalities.  In North Cowichan, we were levied a total of $6.4 million in municipal and provincial property taxes for 2010 of which we paid the full amount of the provincial taxes and $1.5 million of the $5.5 million in municipal property taxes, pending the outcome of legal proceedings.  The amount of unpaid property taxes, together with the 10% penalty for late payment, was $4.4 million as of July 29, 2010.

Our property tax expense and liability has been recorded based on the full amount of property taxes levied for 2010.

Financing, Liquidity, and Capital Assets

On May 19, 2010, we closed the private placement of US$110 million of Class B, 11% senior secured notes due December 15, 2016 at an offering price of 86% of the principal amount.  Net proceeds of $93.4 million, after issuance costs of approximately $5 million, will be used for general corporate purposes.

Appointment of President and Chief Executive Officer

Kevin J. Clarke was appointed President and Chief Executive Officer, effective June 21, 2010.  Denis Jean, who held this position on an interim basis after the departure of Richard Garneau, continues as a member of the Board of directors.  During the quarter, four new members were appointed to the Board of directors and one member resigned.

Strategy Update

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base.  Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 20 to 23 of our 2009 Annual Report.

2010 Key Priorities

An update on our second quarter progress towards our 2010 key priorities follows:

Focus on cash flows and liquidity:

•	Free cash flow was negative $21.9 million, and liquidity increased by $88.8 million largely due to net proceeds generated from the private placement of the Class B, 11% senior secured notes; and

•	Expended $2.8 million towards capital projects in Q2, in line with previously announced expectations for spending in 2010.

Match production to customer orders and keep inventories at appropriate levels:

•	Returned our pulp production to full capacity given improved market conditions; and

•
Continued to curtail newsprint production in response to the steady decline in demand over the last several years.  Paper curtailment represented approximately 32% of capacity and paper finished goods inventory levels as at June 30, 2010 of 48,100 tonnes compared to 46,500 tonnes at March 31, 2010, and a quarterly average of 54,100 tonnes for 2009.

Develop higher-value grades at the B.C. mills and produce 100% recycled high-bright and directory grades at the Snowflake mill:

•	Developed Electrabrite Book, our new book grade at our Powell River mill;

•	Developed Electracote Brite, our new coated grade at our Port Alberni mill; and

•	Developed Electrabrite Lite at our Snowflake mill, a 100% recycled and FSC certified grade, ideal for environmentally conscious retailers.

Implement initiatives to reduce fixed costs:

•
Seeking leave to appeal to the Supreme Court of Canada in response to the B.C. Court of Appeal’s dismissal of the North Cowichan 2009 property tax petition and filed a petition with the Supreme Court of B.C. with respect to the 2010 North Cowichan property taxes;

•	Filed a petition with the B.C. Supreme Court related to the Strathcona Regional District portion of the City of Campbell River’s 2010 property taxes;

•
Mill fixed costs increased $4.2 million compared to the prior quarter, due to higher power costs, increased maintenance and labour costs due to the restart of the second pulp production line at Crofton and a union contract wage increase effective May 2010; and

•	Announced the permanent closure of our Elk Falls mill and Coquitlam paper recycling facility. Our priority will be to reduce the fixed costs associated with maintaining these sites starting in Q3.

Continue to implement plans to reduce labour costs to $80 per tonne at all mills and develop more flexible and efficient work practices:

•
Continued to address legacy costs and other issues with the local unions at each of our operating sites and to adjust manning and work practices at our mills to reduce manufacturing costs and gain competitiveness.

Improve the safety performance at all mills, with a target lost time incident (“LTI”) rate of 1.0 and medical injury rate (“MIR”) of 3.0:

•	Continued to focus on workplace and work practice audits, although results were mixed: the LTI rate for Q2 deteriorated from 1.2 in Q1 to 1.8, while the MIR for Q2 improved from 5.7 in Q1 to 3.0.

Consolidated Results of Operations

Sales

Q2 2010 vs. Q1 2010

Sales increased by 9.5% primarily due to higher pulp sales volumes and prices, offset in part by a slightly stronger CDN$ in Q2.

Q2 2010 vs. Q2 2009

Sales decreased by 0.4% due to a stronger CDN$ and lower specialty printing paper prices in 2010, largely offset by higher pulp, coated and uncoated paper sales volumes, and higher pulp prices.

2010 YTD vs. 2009 YTD

Sales decreased by 13.4% due to lower newsprint and directory sales volumes, lower paper prices, and a stronger CDN$ in 2010, partially offset by higher pulp, coated and uncoated paper sales volumes and higher pulp prices in 2010.

EBITDA Before Specific Items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of dollars)	Q1, 2010	Q2, 2009	2009 YTD

EBITDA in comparative period 1	$(16.2)	$14.3	$83.2
Specific items: restructuring costs	14.1	12.3	16.5
EBITDA before specific items in comparative period 1	(2.1)	26.6	99.7
Paper prices	5.1	(22.7)	(81.2)
Pulp prices	9.4	24.6	32.8
Impact of Canadian dollar on sales, inclusive of hedging 2	(3.0)	(24.6)	(56.9)
Volume and mix	9.9	39.4	(2.9)
Furnish mix and costs	(4.6)	(24.0)	1.5
Other variable costs	1.7	(13.0)	5.2
Fixed costs	(4.6)	(2.0)	15.1
Selling, general and administrative costs	–	1.8	1.6
Lower of cost or market impact on inventory, net of inventory change	(1.5)	1.1	(4.6)
Other, net	0.2	3.3	(1.9)
EBITDA before specific items in the current period 1	10.5	10.5	8.4
Specific items: restructuring costs	(10.9)	(10.9)	(25.0)
EBITDA in current period 1	$(0.4)	$(0.4)	$(16.6)

1	Refer to Section 8, “Non-GAAP Measures.”
2
Estimated total impact on EBITDA of average foreign exchange effective rate movement is negative $3 million from Q1 2010 to Q2 2010, negative $22 million from Q2 2009 to Q2 2010, and negative $50 million from 2009 YTD to 2010 YTD.

Operating Earnings (Loss):

Q2 2010 vs. Q1 2010

The operating loss increased by $275.0 million due to the Q2 asset-impairment and closure costs of $292.3 million, offset in part by higher EBITDA of $15.8 million and lower depreciation and amortization of $1.5 million and in Q2.

Q2 2010 vs. Q2 2009

The operating loss increased by $302.4 million due to the asset-impairment and closure costs of $292.3 million in the current quarter and lower EBITDA of $14.7 million, offset in part by reduced depreciation and amortization expense of $4.6 million in the current quarter.

2010 YTD vs. 2009 YTD

The operating loss deteriorated by $383.1 million due the asset-impairment and closure costs of $292.3 million and lower EBITDA of $99.8 million in the 2010 period, offset in part by reduced depreciation and amortization expense of $9.0 million.

Net Earnings (Loss) Attributable to the Company:

Q2 2010 vs. Q1 2010

Net loss attributable to the Company deteriorated by $324.3 million primarily due to increased after-tax operating losses of $288.9 million, an after-tax foreign exchange loss on the translation of long-term debt of $21.3 million compared to an after-tax gain of $11.7 million in Q1.

Q2 2010 vs. Q2 2009

Net loss attributable to the Company deteriorated by $366.5 million, primarily due to increased after-tax operating losses of $308.8 million, an after-tax foreign exchange loss on the translation of long-term debt of $21.3 million compared to an after-tax gain of $32.2 million in 2009.

2010 YTD vs. 2009 YTD

Net loss attributable to the Company deteriorated by $430.7 million, primarily due to the decline in after-tax operating earnings of $366.1 million, the absence of an after-tax gain on cancellation of long-term debt compared to an after-tax gain of $26.1 million in 2009, and an after-tax loss on the translation of U.S. dollar denominated debt of $9.6 million in 2010 compared to an after-tax gain of $21.5 million in 2009.

2.	SEGMENTED RESULTS

Specialty Printing Papers

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended June 30			6 months ended June 30
	2010	2009 1	Change	2010	2009 1	Change

Sales	$165.1	$206.7	$(41.6)	$329.2	$424.3	$(95.1)

Operating earnings (loss)	(120.1)	2.8	(122.9)	(140.4)	30.6	(171.0)
Depreciation and amortization	19.0	22.8	(3.8)	40.3	46.0	(5.7)

EBITDA 2	2.2	25.6	(23.4)	3.2	76.6	(73.4)
– before specific items 2	5.5	35.4	(29.9)	11.3	88.4	(77.1)

EBITDA margin 2	1.3%	12.4%	(11.1%)	1.0%	18.1%	(17.1%)
– before specific items 2	3.3%	17.1%	(13.8%)	3.4%	20.8%	(17.4%)

(In thousands of tonnes)
Sales	208.9	215.6	(6.7)	415.1	424.6	(9.5)
Production	209.1	204.8	4.3	421.3	425.3	(4.0)

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 8, “Non-GAAP Measures.”

The following chart summarizes the operating performance of our specialty printing papers segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

Segment Overview

North American demand for coated mechanical and high gloss paper grades declined marginally compared to the prior quarter but improved compared to the same quarter last year.  Demand for standard grades increased substantially quarter-over-quarter and compared to the same quarter last year (refer to Section 1, “Overview and Highlights”, for North American paper demand graph).  These factors, combined with recent industry capacity shuts and relatively low mill and printer inventory levels caused industry operating rates to improve across coated, high-gloss, and standard uncoated grades.  Benchmark prices for these grades improved modestly from lows reached at the end of Q1, although average prices quarter-over-quarter were relatively flat.  Improved market conditions and unsustainably low prices were impetus for us to announce price increases for all grades.  In addition to the price increases announced during Q1, we announced a US$50 per short ton increase for Electrastar and Electrastar Max superbrite grades effective May 15, 2010, an increase of US$40 per short ton for Electrabrite grades effective June 1, 2010, and a US$60 per short ton price increase for uncoated soft calendered grades and lightweight coated grades effective June 2010.  The announced price increases for uncoated mechanical high brights and super brights were largely implemented during the quarter, and the announced price increases for uncoated soft calendered and lightweight coated mechanical grades were partially implemented during Q2 as customers with existing pricing agreements will begin to pay higher prices in July 2010.  We expect to continue to implement the price increases in Q3 as market conditions continue to improve.

Market conditions for directory paper remained challenging in Q2.  Compared to the prior quarter, North American directory shipments and industry operating rates declined in Q2 and benchmark prices were unchanged.  However, compared to the same quarter last year, industry operating rates improved, and this, combined with higher input costs and lower inventory levels in Q2 led us to announce a price increase of US$70 per short ton for all directory grade sales not under contract, effective July 1, 2010.

Operational Performance

Q2 2010 vs. Q2 2009

•	Sales volume decreased marginally mainly due to lower directory sales volumes.

•	Average sales revenue decreased $167 per tonne, reflecting lower average transaction prices and the negative impact of the stronger CDN$.

•	Average delivered cash costs decreased $55 per tonne due to lower chemical, labour, salary, and restructuring costs, offset in part by higher distribution, furnish, power, and steam fuel costs.

2010 YTD vs. 2009 YTD

•
Sales volume decreased marginally due to lower directory sales volumes and a full period of production curtailment related to the Elk Falls No. 2 paper machine compared to production curtailment from February 23, 2009 in the 2009 period.

•	Average sales revenue decreased $206 per tonne, reflecting lower average transaction prices and the negative impact of the stronger CDN$.
•
Average delivered cash costs decreased $30 per tonne due to lower chemical, steam fuel, labour, salary, maintenance, and restructuring costs, offset in part by higher distribution, furnish, and power costs.

Newsprint

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended June 30			6 months ended June 30
	2010	2009 1	Change	2010	2009 1	Change

Sales	$73.1	$86.8	$(13.7)	$142.6	$192.5	$(49.9)

Operating earnings (loss)	(211.8)	(22.4)	(189.4)	(238.1)	(13.8)	(224.3)
Depreciation and amortization	8.6	11.9	(3.3)	16.7	23.3	(6.6)

EBITDA 2	(14.2)	(10.5)	(3.7)	(32.4)	9.5	(41.9)
– before specific items 2	(6.7)	(8.6)	1.9	(16.4)	12.1	(28.5)

EBITDA margin 2	(19.4%)	(12.1%)	(7.3%)	(22.7%)	4.9%	(27.7%)
– before specific items 2	(9.2%)	(9.9%)	0.7%	(11.5%)	6.3%	(17.8%)

(In thousands of tonnes)
Sales	123.1	131.0	(7.9)	246.2	256.4	(10.2)
Production	124.5	126.1	(1.6)	238.2	258.6	(20.4)

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 8, “Non-GAAP Measures.”

The following chart summarizes the operating performance of our newsprint segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

Segment Overview

U.S. newsprint consumption continued to decline year-over-year in Q2, although the decline was not as pronounced as in prior quarters.  Canadian demand increased year-over-year, partly offsetting the decline in U.S. demand.  Exports remained very strong during the quarter.  Furthermore, the combined effects of newsprint capacity closures as well as declining mill and U.S. consumer inventories, resulted in higher industry operating rates.  Newsprint benchmark prices increased in Q2.  We continued to implement our previously announced price increases during Q2, and expect to realize more of the US$25 per tonne price increases for each of the months of May and June for U.S. shipments in Q3.

Operational Performance

Q2 2010 vs. Q2 2009

•	Sales volume decreased due to higher curtailment in the current quarter and a shift to uncoated mechanical grades in the current quarter.
•	Average sales revenue decreased $68 per tonne due to lower transaction prices and the negative impact of the stronger CDN$.
•
Average delivered cash costs decreased $32 per tonne due to lower chemical, labour, salary and other fixed costs, as well as the positive effect of the year-over-year write-down of raw materials inventory, offset in part by higher restructuring, furnish, energy and other variable supplies and materials costs.

2010 YTD vs. 2009 YTD

•	Sales volume decreased due to higher production curtailment related to Crofton No. 1 and Elk Falls No. 5 paper machines in 2010 and a shift to uncoated mechanical grades in the 2010 period.
•	Average sales revenue decreased $172 per tonne due to lower transaction prices and the negative impact of the stronger CDN$.
•	Average delivered cash costs decreased $2 per tonne due to savings achieved through continued emphasis on fixed cost reductions.

Pulp

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended June 30			6 months ended June 30
	2010	2009 1	Change	2010	2009 1	Change

Sales	$61.2	$7.2	$54.0	$100.9	$44.8	$56.1

Operating earnings (loss)	8.0	(1.9)	9.9	5.7	(6.5)	12.2
Depreciation and amortization	3.6	1.1	2.5	6.9	3.6	3.3

EBITDA 2	11.6	(0.8)	12.4	12.6	(2.9)	15.5
– before specific items 2	11.7	(0.2)	11.9	13.5	(0.8)	14.3

EBITDA margin 2	19.0%	(11.1%)	30.1%	12.5%	(6.5%)	19.0%
– before specific items 2	19.1%	(2.8%)	21.9%	13.4%	(1.8%)	15.2%

(In thousands of tonnes)
Sales	72.5	12.3	60.2	127.4	71.8	55.6
Production	69.4	–	69.4	118.7	38.6	80.1

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 8, “Non-GAAP Measures.”

The following chart summarizes the operating performance of our pulp segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

Segment Overview

NBSK pulp markets were tight in Q2, as the supply interruptions that occurred in the first quarter, most notably those stemming from the Chilean earthquake, kept inventories low and operating rates high despite the downward trend in pulp shipments to China.  Benchmark prices improved steadily quarter-over-quarter and improved significantly compared to the same quarter of 2009.  Pulp price increases announced for Q1 and the US$90 per tonne increase announced for April 2010 were fully implemented by the end of the quarter.  We restarted the second line of Crofton pulp production in late April, reinstating 181,000 tonnes of market and internal production on an annualized basis.  During the quarter, we incurred an additional $2.7 million in maintenance costs related to the restart of this pulp line, compared to $2.3 million in Q1.

Operational Performance

Q2 2010 vs. Q2 2009

•	Sales volume increased significantly in Q2 due to lower production curtailment in the current quarter.

•	Average sales revenue increased by $256 per tonne due to higher average transaction prices, offset in part by the negative effect of a stronger CDN$.

•
Average delivered cash costs period-over-period are not comparable as there was no production in Q2 2009.  The average delivered cash costs for the comparative quarter reflect the costs of sales from opening inventory, and costs that are distorted by the impact of write-downs of raw materials inventory.

2010 YTD vs. 2009 YTD

•	Sales volume increased significantly due to lower levels of curtailment in the 2010 period.

•	Average sales revenue increased by $168 per tonne due to higher average transaction prices, and lower sales allowances, offset in part by the negative effect of a stronger CDN$.

•
Average delivered cash costs period-over-period are not comparable as there was no production in Q2 2009.  The average delivered cash costs for the comparative year-to-date period are distorted by the impact of write-downs of raw materials inventory.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended June 30			6 months ended June 30
	2010	2009	Change	2010	2009	Change

Cash flows provided (used) by operations before changes in non-cash working capital	$(20.5)	$(1.7)	$(18.8)	$(55.0)	$37.1	$(92.1)
Changes in non-cash working capital	(4.4)	69.9	(74.3)	0.3	53.2	(52.9)

Cash flows provided (used) by
Operations	(24.9)	68.2	(93.1)	(54.7)	90.3	(145.0)
Investing activities	(1.8)	0.9	(2.7)	1.6	(0.8)	2.4
Financing activities	68.8	(33.5)	102.3	70.8	(52.9)	123.7

Capital spending	2.8	2.2	0.6	6.0	5.8	0.2
Depreciation and amortization	31.2	35.8	(4.6)	63.9	72.9	(9.0)
Impairment and other closure costs	292.3	–	292.3	292.3	–	292.3
Net debt to net capitalization at June 30	65%	48%	17%	65%	48%	17%

Refer to page 43 of our 2009 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities in the current quarter declined compared to the same quarter last year, primarily due to a reduction in EBITDA and an increase in working capital requirements in Q2 driven by higher operating rates in the current quarter.  These effects were offset in part by reduced interest payments in 2010 stemming from a $7.0 million interest payment normally due in June that was made in March.

Investing Activities

Cash used by investing activities increased compared to the same quarter last year.  Capital spending in Q2 related primarily to maintenance of business compared to spending primarily for the TMP upgrade at Port Alberni which was completed during 2009.

Financing Activities

Cash provided by financing activities in Q2 increased compared to the same quarter last year, primarily due to the issuance of the new Class B, 11% senior secured notes for net proceeds of $93.4 million, as well as the decrease in quarter-over-quarter repayments on the ABL Facility in Q2.

Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

(In millions of Canadian dollars)	2010		2009
	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$167.8	$144.8	$147.9	$151.5	$159.4	$241.5
Letters of credit	(25.3)	(24.0)	(24.1)	(24.2)	(24.8)	(25.8)
Amount drawn	–	(25.0)	(14.5)	(25.0)	–	(38.8)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)
Available to be drawn 1	107.5	60.8	74.3	67.3	99.6	141.9
Cash on hand	100.8	58.7	83.1	90.6	41.6	6.0
Total liquidity	$208.3	$119.5	$157.4	$157.9	$141.2	$147.9

1
The Company’s ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and six months ended June 30, 2010 in note 9, “Long-term debt.”

Compared to the same quarter last year, the Company’s available liquidity increased by $67.1 million. The increase is primarily due to $93.4 million in net proceeds received from the new bond issue.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances less certain reserves, including the covenant to maintain excess availability above $35.0 million.  For additional information related to Excess Availability refer to our interim consolidated financial statements for the three and six months ended June 30, 2010 in note 9 “Long-term debt.”

At July 29, 2010, the Company had 381,753,490 common shares issued and outstanding.  At July 29, 2010, the Company also had 2,188,074 stock options outstanding, exercisable for 2,188,074 common shares of the Company.

Debt

On May 19, 2010, we completed the private placement of US$110 million in aggregate principal amount of Class B, 11% senior secured notes due December 15, 2016 at an offering price of 86% of the principal amount, generating net proceeds of $93.4 million, after expenses of approximately $5 million.  We intend to use the proceeds for general corporate purposes.

At June 30, 2010, US$35.5 million of 8.625% senior notes due June 2011 was reclassified from long-term debt to current liabilities.  The ABL Facility contains a covenant requiring that a refinancing of our 2011 Notes be completed on or before March 15, 2011.  This covenant will be satisfied if, by March 15, 2011, the aggregate outstanding debt owing under the 2011 Notes does not exceed US$17.7 million.

At June 30, 2010, the Company was in compliance with the covenants under both our ABL Facility and senior notes.  For details on covenant compliance, refer to our interim consolidated financial statements for the three and six months ended June 30, 2010, note 9, “Long-term debt.”

Credit Rating

On May 19, 2010, Standard & Poor’s assigned its issue-level and recovery ratings to the Company’s newly-issued US$110 million Class B, 11% senior secured notes due December 2016.  Standard & Poor’s issue rating for these notes of CCC+ is consistent with their long-term corporate credit rating for the Company.  Standard & Poor’s assigned these notes a recovery rating of ‘4’ indicating average recovery in the event of default.  At the same time, Standard & Poor’s revised their outlook on the Company to stable from negative.

Moody Investors Service assigned the same issue-level rating to the Class B, 11% senior secured notes due December 2016 as it assigned to the 11% senior secured notes issued on March 10, 2010.

Financial Instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives.  Derivatives are used to reduce exposure to currency and price risk associated with revenues, energy costs and debt.  For a description of the nature and extent of risk to the Company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our consolidated financial statements for the year ended December 31, 2009, note 26, “Financial instruments”, and in section 10, “Changes in Accounting Policies.”  For the methods and assumptions we use to determine fair value of financial instruments, refer to note 25, “Fair value measurement” of those statements.  Our methods and assumptions for determining fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2009.

Revenue Risk Management Instruments

At June 30, 2010, we had foreign currency options and forward contracts with a notional principal of US$346 million with major financial institutions.  At June 30, 2010 period-end exchange rates, these instruments were reported at their fair value of $5.4 million.  Effective April 1, 2010, we no longer designate our U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes.  For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at March 31, 2010 have been deferred and recorded in “Accumulated other comprehensive income (loss)”.  When the hedge item is recorded in earnings, the corresponding gain or loss on the hedge will be reclassified with “Accumulated other comprehensive income (loss)” to “Sales”.

The following table is a summary of our revenue risk management instruments outstanding at June 30, 2010 and related sensitivities to a US$0.05 change in the U.S. dollar relative to the Canadian dollar:

	Notional	Mark-to-market
(In millions of dollars)	principal	June 30, 2010	Sensitivity to US$0.05 change
	amount	US$/CDN$ 0.94	1.00	0.95	0.90
	(US$)	CDN$/US$ 1.06	1.00	1.05	1.11

2010 Q3	$112	$2.6	$7.3	$3.3	$(0.4)
Q4	94	1.1	5.2	1.9	(1.6)
2011 Q1	51	0.7	2.8	1.1	(0.6)
Q2	37	0.6	2.1	0.8	(0.4)
Thereafter	52	0.4	2.5	0.8	(1.0)
	$346	$5.4	$19.9	$7.9	$(4.0)

Cost Risk Management Instruments

At June 30, 2010, we were party to agreements to fix the purchase price of approximately 1.1 million gigajoules of natural gas, representing approximately 47% of our annual natural gas exposure.  These instruments were reported at their fair value, which was $0.3 million at June 30, 2010.

4.	RELATED PARTY TRANSACTIONS

A description of our related parties can be found on page 48 of our 2009 Annual Report. We had no significant related party transactions to report in Q2.

5.	CONTINGENT LIABILITIES

The Company’s contingent liabilities at December 31, 2009 are described on pages 49 and 50 of our 2009 Annual Report and included contingent liabilities for severance payments, a claim for return of payments made to Quebecor World (USA), and claims for certain post-retirement benefits for certain retired employees.  An update to these contingencies follows:

Severances

The decision to permanently close the Elk Falls mill during the quarter resulted in the Company recording $9.7 million in severances for approximately 120 employees who are expected to be impacted.  The recording of this liability has eliminated the contingent severance obligation with respect to these employees.

With the restart of the second line of pulp production at Crofton, Crofton employees who were on lay-offs as at December 31, 2009 have been recalled.  This action has eliminated the contingent severance obligation with respect to these employees.

As a result of restructuring and other initiatives announced in prior quarters, as of June 30, 2010, there were approximately 60 hourly employees at the Powell River and Port Alberni mills that were on lay-offs and have rights of recall ranging from 13 to 24 months.  These employees may at any time forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point and thereby forfeit their recall rights, the total severance payment would be approximately $3 million.  We did not record a liability for this contingency as at June 30, 2010 as the likelihood, timing, and extent of any potential liability were not determinable.

Application to Labour Relations Board Regarding Certain Post-Retirement Benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Company’s Powell River and Port Alberni mills, have applied to the Labour Relations Board of B.C. for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited, now doing business as Weyerhaeuser Company Ltd.  The Labour Relations Board declined to rule on the Locals’ application or the Company’s defence to the claim on the basis that this matter is a dispute under the collective agreement and accordingly a matter to be determined by arbitration.  At this point, Locals 1, 76 and 592 have filed grievances.  The grievance proceeding for Local 76 is expected to take place in December 2010.  The other two proceedings have not been scheduled.  The extent of the Company’s liability for this claim remains unknown at this time although the Company estimates that it would incur costs of between $2 million and $4 million annually to provide these additional benefits.

Short-term Incentive Plan and Benefit Claim

In May 2010, a salaried employee of the Company commenced an action against the Company in the Supreme Court of B.C. seeking a payment under the Company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits.  The employee is proposing to seek certification of the action as a class proceeding on behalf of all salaried employees entitled to Short-term Incentive Plan  payments and who were affected by the benefit reduction.  We dispute the claims made and intend to vigorously defend this action and any certification proceedings which may be brought.  Given the early stage of these proceedings it is not possible to determine the likelihood, timing and extent of any potential liability.  As such, we did not record a liability for this contingency as at June 30, 2010.

For additional information, refer to our interim consolidated financial statements for the three and six months ended June 30, 2010 note 19, “Contingent liabilities.”

6.	GUARANTEES AND INDEMNITIES

We provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on our results of operations and financial position for the year ended December 31, 2009 can be found on pages 50 and 51 of our 2009 Annual Report.  These have not changed materially since December 31, 2009.

7.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2010:

(In millions of dollars, except per share amounts)	2010		2009 1				2008 1
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sales	$299.4	$273.3	$295.0	$266.9	$300.7	$360.9	$499.9	$511.1
EBITDA 2	(0.4)	(16.2)	14.1	25.9	14.3	68.9	73.1	60.6
Net earnings (loss) attributable to the Company	(368.4)	(44.1)	(35.8)	13.2	(1.9)	20.1	(48.5)	(10.9)
Net earnings (loss) per share attributable to the Company’s common shareholders
– basic and diluted	$(0.96)	$(0.12)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.13)	$(0.03)

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 8, “Non-GAAP Measures.”

For summary financial information about Powell River Energy Inc., a variable interest entity for which we are the primary beneficiary, refer to note 4, “Variable interest entities,” of our interim consolidated financial statements for the three and six months ended June 30, 2010.

The following table reconciles the average spot exchange rate to the Company’s effective exchange rate for the eight consecutive quarters ending June 30, 2010:

US$/CDN$ foreign exchange	2010		2009 1				2008 1
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Average spot rate	0.973	0.961	0.947	0.911	0.855	0.803	0.825	0.961
(Favourable)/unfavourable impact of hedging*	(0.024)	(0.023)	(0.013)	(0.005)	0.005	0.029	0.028	(0.003)
Average effective rate	0.949	0.938	0.934	0.906	0.860	0.832	0.853	0.958

*Impact of effective portion of hedging (in millions of dollars)	$5.2	$4.9	$2.7	$1.3	$(1.2)	$(9.7)	$(13.4)	$0.8

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

8.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate the performance of the Company, and as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities.  These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure.  The Company’s non-GAAP measures include operating earnings (loss), EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow.

Specific items are items of an unusual or non-recurring nature, or items that are subject to material volatility based on factors outside of management’s control.  Specific items include:  foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset-impairment and other closure costs, restructuring costs, and certain income tax adjustments.

Refer to the tables below for reconciliations of our non-GAAP measures to their nearest GAAP measure:

EBITDA and EBITDA Before Specific Items

EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

(In millions of Canadian dollars)	2010			2009 1
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company	$(412.5)	$(368.4)	$(44.1)	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1
Net earnings (loss) attributable to non-controlling interest	(0.3)	0.3	(0.6)	(1.2)	0.7	(0.9)	(1.1)	0.1
Net earnings (loss)	(412.8)	(368.1)	(44.7)	(5.6)	(35.1)	12.3	(3.0)	20.2
Depreciation and amortization	63.9	31.2	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	292.3	292.3	–	17.4	17.4	–	–	–
(Gain) loss on cancellation of long-term debt	–	–	–	(30.7)	–	–	–	(30.7)
Foreign exchange (gain) loss on long-term debt	7.7	21.3	(13.6)	(75.3)	(11.1)	(38.9)	(37.9)	12.6
Other expense, net	8.4	4.9	3.5	29.1	4.3	5.7	12.0	7.1
Interest expense, net	34.8	18.0	16.8	69.3	16.6	16.5	16.3	19.9
Income tax expense (recovery)	(10.9)	–	(10.9)	(27.6)	(15.8)	(5.6)	(8.9)	2.7
EBITDA	(16.6)	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
Specific items:
Restructuring costs
Specialty printing papers	$8.1	$3.3	$4.8	$11.7	$0.4	$(0.5)	$9.8	$2.0
Newsprint	16.0	7.5	8.5	3.0	0.2	0.2	1.9	0.7
Pulp	0.9	0.1	0.8	3.2	0.8	0.3	0.6	1.5
Total specific items	25.0	10.9	14.1	17.9	1.4	–	12.3	4.2
EBITDA before specific items	$8.4	$10.5	$(2.1)	$141.1	$15.5	$25.9	$26.6	$73.1

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Net Earnings (Loss) Attributable to the Company Before Specific Items
Specific items are defined above, and the exclusion of such items from net earnings (loss) attributable to the Company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

(In millions of Canadian dollars and after-taxes, except where otherwise stated)
	2010			2009 1
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company	$(412.5)	$(368.4)	$(44.1)	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1

Specific items:
(Gain) loss on cancellation of long-term debt	–	–	–	(26.1)	–	–	–	(26.1)
Foreign exchange loss (gain) on long-term debt	9.6	21.3	(11.7)	(64.0)	(9.5)	(33.0)	(32.2)	10.7
Impairment and loss on disposal	292.3	292.3	–	13.1	13.1	–	–	–
Restructuring costs	21.0	10.9	10.1	12.5	1.0	–	8.5	3.0
Notes exchange costs	5.9	–	5.9	1.5	1.5	–	–	–
Income tax adjustments	2.2	–	2.2	8.6	7.9	–	–	0.7

Net earnings (loss) attributable to the Company before specific items	$(81.5)	$(43.9)	$(37.6)	$(58.8)	$(21.8)	$(19.8)	$(25.6)	$8.4

Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$(1.08)	$(0.96)	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
Before specific items	(0.21)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Free Cash Flow
Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  This measure allows us to assess our ability to generate funds to repay debt, assists in cash flow forecasting, and is used as a performance measure for salaried employees.

Reconciliation to Cash Provided by Operating Activities Less Cash Used by Investing Activities:

(In millions of Canadian dollars)
	2010			2009 1
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$(54.7)	$(24.9)	$(29.8)	$101.4	$4.8	$6.3	$68.2	$22.1
Cash provided (used) by investing activities	1.6	(1.8)	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Proceeds from the sale of property, plant and equipment and other assets	(7.0)	(0.2)	(6.8)	(4.5)	(0.9)	(0.4)	(0.5)	(2.7)
Other investing activities	(0.6)	(0.8)	0.2	(4.1)	(2.2)	(0.1)	(2.6)	0.8
Non-cash working capital changes except change in taxes and interest	0.6	10.1	(9.5)	(96.5)	(42.7)	0.7	(74.3)	19.8
Other	1.6	(4.3)	5.9	55.6	36.8	3.3	10.1	5.4
Free cash flow	$(58.5)	$(21.9)	$(36.6)	$49.0	$(5.8)	$9.3	$1.8	$43.7

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Management’s Calculation of Free Cash Flow:

(In millions of Canadian dollars)
	2010			2009 1
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$(16.6)	$(0.4)	$(16.2)	$123.2	$14.1	$25.9	$14.3	$68.9
Interest expense, excluding amortization	(35.0)	(18.5)	(16.5)	(66.5)	(15.9)	(15.9)	(15.5)	(19.2)
Capital expenditures	(6.0)	(2.8)	(3.2)	(11.5)	(4.7)	(1.0)	(2.2)	(3.6)
Income taxes received (paid)	0.2	0.1	0.1	(0.5)	(0.1)	0.3	(0.3)	(0.4)
Employee future benefits, expense over (under) cash contributions 2	(1.1)	(0.3)	(0.8)	4.3	0.8	–	5.5	(2.0)
Free cash flow	$(58.5)	$(21.9)	$(36.6)	$49.0	$(5.8)	$9.3	$1.8	$43.7

1
Refer to Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 57 to 61 of the Company's 2009 Annual Report.  During Q2, we recorded an asset-impairment charge as a result of our decision to permanently close the Elk Falls mill and Coquitlam paper recycling facility.  Refer to section 1, “Overview,” for further details.

10.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2010, we changed our policy on the classification of foreign exchange gains and losses on the ineffective portion of our derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in “Sales” are now recognized in “other expense, net”.  We continue to classify the effective portion of gains or losses on our currently designated U.S. dollar revenue risk management instruments in “Sales”, the same income statement line item as the hedged item is classified in.

In addition, we changed our policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in “Sales” and “Cost of sales, excluding depreciation and amortization”.  The changes in the fair value related to these instruments are now recognized in “Other expense, net”.

During 2010, we adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In June 2009, the FASB amended the Consolidation Topic of the Accounting Standards Codification, as it relates to the consolidation of variable interest entities.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this topic are effective January 1, 2010.  The amendments had no impact on our consolidated financial statements or disclosures.

•
In February 2010, the FASB amended its guidance on subsequent events contained in the Accounting Standards Codification.  The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  We adopted the amended guidance in our consolidated financial statement disclosures for our interim financial statements for periods beginning on or after January 1, 2010.

11.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may impact our consolidated financial statements for future periods.

12.	RISKS AND UNCERTAINTIES

The Company faces risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationships risks have with our strategic plan.  We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 63 to 74 of our 2009 Annual Report, and on pages 31 to 33 of our Q1 2010 Report.  Our update for the second quarter as of July 29, 2010 can be found below:

The Company’s debt at December 31, 2009 is summarized in note 14, “Long-term debt” of our consolidated financial statements for the year ended December 31, 2009.  Subsequent to year-end, on March 10, 2010, we completed a bond exchange and issued new recourse notes on May 19, 2010 as disclosed in note 9 of our interim consolidated financial statements for the three and six months ended June 30, 2010, resulting in total debt of $867.5 million at June 30, 2010, compared to $775.6 million at December 31, 2009.  A number of our risks and uncertainties at December 31, 2009 referenced our total debt or our individual debt instruments as of that date, and these risks and uncertainties also apply to the total debt and the individual debt instruments outstanding at June 30, 2010.  These risks and uncertainties include those under the following headings: “The Company’s substantial debt may impair our financial and operating flexibility”; “We are exposed to the risks of exchange rate fluctuations”; and “A change of legal control of the Company could be materially adverse to the Company.”

Resignation of President and Chief Executive Officer effective May 31, 2010.

Effective June 21, 2010, Kevin Clarke was appointed our new President and Chief Executive Officer following the resignation of Richard Garneau on May 31, 2010.  Accordingly, the risks and uncertainties associated with the leadership transitions and identified under the heading “The Company’s current President and Chief Executive Officer has resigned from such positions effective May 31, 2010” in the “Risks and Uncertainties” section of our 2009 Annual Report are no longer applicable.

The Company has withheld payment of a portion of the assessed property taxes.

Following the B.C. Court of Appeal dismissal of our North Cowichan petition in May 2010, we abandoned our other three appeals and paid all of our outstanding 2009 property taxes and applicable penalties and interest to the four municipalities.  Accordingly the risks and uncertainties associated with the non-payment of the 2009 property taxes to these four municipalities identified under this heading in the “Risks and Uncertainties” section of our 2009 Annual Report are no longer applicable.

The total amount of unpaid property taxes owing for 2010 to North Cowichan as at July 29, 2010, together with the 10% penalty for late payment, is $4.4 million.  There are risks and uncertainties associated with the Company not paying all of our 2010 property taxes to North Cowichan when due.  These risks and uncertainties are the same as those identified under this heading in the “Risks and Uncertainties” section of our 2009 Annual Report with respect to the non-payment of 2009 property taxes.

The Company is subject to significant environmental regulation.

In May 2010, the U.S. Environmental Protection Agency set thresholds for greenhouse gas permits under the Clean Air Act.  This will affect the Snowflake mill starting July 1, 2011 when facilities discharging more than 100,000 tons per year of greenhouse gases will be subject to permit requirements.  On the basis that the Snowflake mill continues to operate at full production capacity, we expect that the mill’s greenhouse gas emissions will be above this threshold.  At this time, it is too early to tell what impact this may have on the Company until the U.S. Environmental Protection Agency and the Snowflake mill begin discussions on the permit process.

13.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy, fibre costs as described on page 74 of our Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per-share amounts)	EBITDA 1	Net earnings 2	Earnings per share

Product prices 3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$9	$6	$0.02
Newsprint	5	4	0.01
Pulp	3	2	0.01

Foreign exchange 4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	5	3	0.01

Energy cost sensitivity 5
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.00
Electricity – direct purchases	6	4	0.01
Coal	1	1	0.00

Fibre sensitivity 5
A US$5 per unit change in the price of:
Wood chips (Bdt)	8	6	0.02
ONP (ST)	2	1	0.00

1	Refer to Section 8, “Non-GAAP measures.”
2	Based on an expected tax rate of 28.5%.
3	Based on sales of Q2 2010 annualized production and foreign exchange rate of US$0.97.
4	Based on Q2 2010 annualized net cash flows and a movement to US$0.98 from US$0.97 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q2 2010 annualized consumption levels and an exchange rate of US$0.97.

14.	OUTLOOK

We continue to expect modest improvements to market conditions for our paper products for the balance of 2010.  Contract prices for coated and uncoated mechanical grades will increase in July 2010 and prices should remain firm in the next quarter due to prevailing low inventory levels and the expectation of higher operating rates as Q3 is traditionally a strong quarter for shipments and demand.  We announced a US$70 per short ton price increase for all spot directory grade shipments effective July 1, 2010.  Given the low volume of non-contracted sales we expect for the remainder of the year, this price increase is unlikely to have a substantial impact on our net earnings and cash flows in 2010.  We have also announced a US$40 per tonne price increase for U.S. newsprint shipments, effective September 1, 2010 while pulp prices are expected to soften in the coming quarter.

Despite improving market conditions and continuing savings on fixed costs, our net earnings, cash flows, and liquidity in coming quarters will continue to be challenged by the strength of the Canadian dollar, and rising fibre and other variable input costs.  Our projection for capital spending in 2010 of $20 million has not changed.  We remain focused on reducing our cost base, conserving cash, and improving our product mix.  Our progress to-date on our key priorities for 2010 is provided in Section 1, “Overview and Highlights” and these remain the main focus going forward.

Production curtailment

Based on our revised annualized production capacity, we forecast that our Q3 production curtailment will be 35,300 tonnes of newsprint at our Crofton mill, or 23% of newsprint capacity in Q3.

15.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of the Company's regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 78 of the Company's 2009 Annual Report.  Based on an evaluation of the design and operation of the Company’s disclosure controls and procedures conducted under the supervision and with the participation of management, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2009.

We did not make any significant changes in internal controls over financial reporting during the most recent three month and six month periods ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A.